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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

OWENS-ILLINOIS GROUP, INC.
(Name of Subject Company (Issuer))

OWENS-ILLINOIS GROUP, INC.
(Name of Filing Person (Offeror))

Owens-Brockway Glass Container Inc.'s 3.00% Exchangeable Senior Notes due 2015
(Title of Class of Securities)

69073TAQ6
(CUSIP Number of Class of Securities)

James W. Baehren
Vice President
Owens-Illinois Group, Inc.
One Michael Owens Way
Perrysburg, Ohio 43551
(567) 336-5000
(Name, Address and Telephone Numbers of Persons Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:
Tracy K. Edmonson
Scott C. Herlihy
Latham & Watkins LLP
555 Eleventh Street, NW
Suite 1000
Washington, D.C. 20004
(202) 637-2277

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$638,130,500	$74,150.76

*
Calculated solely for purposes of determining the amount of the filing fee and based upon a transaction value of $638,130,500 Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the transaction valuation was calculated assuming that all of the outstanding $628,700,000 aggregate principal amount of Owens-Brockway Glass Container Inc.'s 3.00% Exchangeable Senior Notes due 2015 (the "Exchangeable Notes") as of October 30, 2014 will be purchased pursuant to the Offer at a purchase price of $1,015 in cash per $1,000 principal amount of Exchangeable Notes. No separate consideration is being offered or paid in respect of the guarantees of the Exchangeable Notes.

**
The amount of the filing fee was calculated at a rate of $116.20 for each $1,000,000 of transaction value in accordance with Rule 0-11 of the Exchange Act.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check
the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check
the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

Introductory Statement

        This Tender Offer Statement on Schedule TO (this "Schedule TO") is being filed by Owens-Illinois Group, Inc., a Delaware corporation ("OI Group"). This Schedule TO relates to the offer (the "Offer") by OI Group to purchase for cash any and all of Owens-Brockway Glass Container Inc.'s ("OBGC") outstanding 3.00% Exchangeable Senior Notes due 2015 (the "Exchangeable Notes"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 3, 2014, a copy of which is filed herewith as Exhibit (a)(1) (as amended or supplemented from time to time, the "Offer to Purchase"). OBGC, a Delaware corporation, is an indirect, wholly-owned subsidiary of OI Group, and OI Group is a direct, wholly-owned subsidiary of Owens-Illinois, Inc. ("OI Inc."), and a guarantor of the Exchangeable Notes.

        The Exchangeable Notes were issued by OBGC pursuant to the Indenture, dated as of May 7, 2010, among OBGC, as issuer, U.S. Bank National Association, as trustee (the "Trustee"), OI Inc. and the Guarantors (as defined therein), including OI Group. As of October 30, 2014, there was $628,700,000 aggregate principal amount of Exchangeable Notes outstanding.

        This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The information in the Offer to Purchase is incorporated herein by reference as set forth below.

Item 1.    Summary Term Sheet.

        The information set forth in the section of the Offer to Purchase entitled "Summary" is incorporated herein by reference.

Item 2.    Subject Company Information.

(a)   Name and Address.

        The name of the subject company and the address and telephone number of its principal executive offices are as follows:

    Owens-Illinois Group, Inc.
    One Michael Owens Way
    Perrysburg, Ohio 43551
    (567) 336-5000

(b)   Securities.

        The information set forth on the cover page of the Offer to Purchase is incorporated herein by reference.

(c)   Trading Market and Price.

        There is no established reporting system or trading market for trading in the Exchangeable Notes. We believe that the Exchangeable Notes are currently traded over-the-counter. To the extent that the Exchangeable Notes are traded, prices of such Exchangeable Notes may fluctuate greatly depending on the trading volume and the balance between buy and sell orders. The shares of common stock of OI Inc., into which the Exchangeable Notes are exchangeable, trade on the New York Stock Exchange under the symbol "OI." The information set forth in the section of the Offer to Purchase entitled "Certain Market Information Concerning the Exchangeable Notes" is incorporated herein by reference.

Item 3.    Identity and Background of the Filing Person.

(a)   Name and Address.

        This Schedule TO is an issuer tender offer made by OI Group. The business address and telephone number of OI Group's principal executive offices are set forth under Item 2(a) above. The information set forth in Item 2(a) above is incorporated herein by reference.

        The names of the executive officers and directors of OI Group and all persons specified in Instruction C to Schedule TO are set forth below. The business address for each such person is: c/o Owens-Illinois, Inc., One Michael Owens Way, Perrysburg, Ohio 43551, and the telephone number for each such person is (567) 336-5000. OI Group is a direct, wholly-owned subsidiary of OI Inc. OI Inc.'s business address is One Michael Owens Way, Perrysburg, Ohio 43551.

Name	Position at OI Group
Albert P. L. Stroucken	Chairman and Chief Executive Officer
Stephen P. Bramlage, Jr.	President, Chief Financial Officer and Director
James W. Baehren	Vice President and Director
Paul A. Jarrell	Vice President and Director
Name	Position at OI Inc.
Albert P. L. Stroucken	Chairman, Chief Executive Officer and President
Stephen P. Bramlage, Jr.	Senior Vice President and Chief Financial Officer
James W. Baehren	Senior Vice President, General Counsel and Assistant Secretary
Erik C. M. Bouts	Vice President, President of O-I Europe
Andres Lopez	Vice President, President of O-I Americas
Gary F. Colter	Director
Jay L. Geldmacher	Director
Peter S. Hellman	Director
Anastasia D. Kelly	Director
John J. McMackin, Jr.	Director
Hari N. Nair	Director
Hugh H. Roberts	Director
Helge H. Wehmeier	Director
Carol A. Williams	Director
Dennis K. Williams	Director
Thomas L. Young	Director

Item 4.    Terms of the Transaction.

(a)   Material Terms.

        The information set forth in the sections of the Offer to Purchase, most specifically under the sections entitled "Summary," "Terms of the Offer—The Offer," "Terms of the Offer—Conditions of the Offer," "Terms of the Offer—Certain Significant Consequences," "Terms of the Offer—Procedures for Tendering," "Terms of the Offer—Acceptance of Exchangeable Notes for Purchase; Payment for Exchangeable Notes," "Terms of the Offer—Withdrawal of Tenders," "Terms of the Offer—Expiration Date; Extensions; Amendments; Termination" and "Certain United States Federal Income Tax Considerations" is incorporated herein by reference.

(b)   Purchases.

        To the best of OI Group's knowledge, no Exchangeable Notes are owned by, and the Exchangeable Notes will not be purchased from, any executive officer, director or other affiliate of OI Group.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

(e)   Agreements Involving the Subject Company's Securities.

        The following sets forth any agreements, arrangements or understandings between OI Group (including the individuals listed under Item 3(a) of this Schedule TO) and any other person with respect to any securities of OI Group:

  1.
  Indenture dated as of May 20, 1998 between OI Inc. and The Bank of New York, as Trustee (filed as Exhibit 4.1 to OI Inc.'s Current Report on Form 8-K dated May 20, 1998, File No. 1-9576, and incorporated herein by reference).

  A description of the indenture is contained in OI Inc.'s Current Report on Form 8-K dated May 20, 1998, File No. 1-9576.

  2.
  Officers' Certificate dated as of May 20, 1998 with respect to the 7.80% Senior Debentures due 2018 (filed as Exhibit 4.5 to OI Inc.'s Current Report on Form 8-K dated May 20, 1998, File No. 1-9576, and incorporated herein by reference).

  A description of the officers' certificate is contained in OI Inc.'s Current Report on Form 8-K dated May 20, 1998, File No. 1-9576.

  3.
  First Supplemental Indenture dated as of June 26, 2001 among OI Inc., OI Group, Owens-Brockway Packaging, Inc. and The Bank of New York, as Trustee (filed as Exhibit 4.1 to OI Inc.'s Form 10-Q for the quarter ended September 30, 2001, File No. 1-9576, and incorporated herein by reference).

  A description of the first supplemental indenture is contained in OI Inc.'s Form 10-Q for the quarter ended September 30, 2001, File No. 1-9576.

  4.
  Indenture, dated as of May 12, 2009, by and among OBGC, the Guarantors party thereto, including OI Group, and U.S. Bank National Association, as Trustee, Paying Agent and Registrar (filed as Exhibit 4.1 to OI Group's Current Report on Form 8-K dated May 12, 2009, File No. 33-13061, and incorporated herein by reference).

  A description of the indenture is contained in OI Group's Current Report on Form 8-K dated May 12, 2009, File No. 33-13061.

  5.
  Indenture, dated as of May 7, 2010, by and among OBGC, OI Inc., the Guarantors party thereto, including OI Group, and U.S. Bank National Association, as Trustee, Paying Agent, Registrar and Exchange Agent (filed as Exhibit 4.1 to OI Inc.'s Form 10-Q for the quarter ended June 30, 2010, File No. 1-9576, and incorporated herein by reference).

  A description of the indenture is contained in OI Group's Current Report on Form 8-K dated May 7, 2010, File No. 33-13061.

  6.
  Registration Rights Agreement, dated as of May 7, 2010, by and among OBGC, OI Inc. and the initial purchasers named therein (filed as Exhibit 10.1 to OI Group's Current Report on Form 8-K dated May 7, 2010, File No. 33-13061, and incorporated herein by reference).

  A description of the registration rights agreement is contained in OI Group's Current Report on Form 8-K dated May 7, 2010, File No. 33-13061.

  7.
  Indenture dated September 15, 2010 among OI European Group B.V., OI Group, the other Guarantors named therein, Deutsche Trustee Company Limited, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent and Transfer Agent, and Deutsche Bank Luxembourg S.A., as the Registrar, Luxembourg Paying Agent and Transfer Agent (filed as Exhibit 4.1 to OI Group's Current Report on Form 8-K dated September 10, 2010, File No. 33-13061, and incorporated herein by reference).

  A description of the indenture is contained in OI Group's Current Report on Form 8-K dated September 10, 2010, File No. 33-13061.

  8.
  Indenture dated March 22, 2013 among OI European Group B.V., OI Group, the other Guarantors named therein, Deutsche Trustee Company Limited, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent and Transfer Agent, and Deutsche Bank Luxembourg S.A., as Registrar and Luxembourg Transfer Agent (filed as Exhibit 4.1 to OI Group's Current Report on Form 8-K dated March 22, 2013, File No. 33-13061, and incorporated herein by reference).

  A description of the indenture is contained in OI Group's Current Report on Form 8-K dated March 22, 2013, File No. 33-13061.

Item 6.    Purpose of the Tender Offer and Plans or Proposals.

(a)   Purposes.

        The information set forth in the sections of the Offer to Purchase entitled "Purpose of the Offer" and "Source of Funds" are incorporated herein by reference.

(b)   Use of Securities Acquired.

        OI Group will deliver the Exchangeable Notes purchased by OI Group in the Offer to the Trustee for cancellation and those Exchangeable Notes will cease to be outstanding.

(c)   Plans.

        Except as disclosed in the Offer to Purchase in the section entitled "Terms of the Offer—Plans, Proposals or Negotiations," OI Group does not have, and to the best of its knowledge is not aware of, any plans, proposals or negotiations that relate to or would result in any of the events listed in Regulation M-A Item 1006(c)(1) through (10).

Item 7.    Source and Amount of Funds or Other Consideration.

(a)   Source of Funds.

        The information set forth in the section of the Offer to Purchase entitled "Source of Funds" is incorporated herein by reference.

(b)   Conditions.

        The information set forth in the section of the Offer to Purchase entitled "Terms of the Offer—Conditions of the Offer" is incorporated herein by reference.

(d)   Borrowed Funds.

        The information set forth in the section of the Offer to Purchase entitled "Source of Funds" is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

(a)   Securities Ownership.

        Neither OI Group, nor to the best of OI Group's knowledge, the persons named in Item 3(a) above, nor any associates or majority-owned subsidiaries of such persons, beneficially own any of the Exchangeable Notes.

(b)   Securities Transactions.

        Neither OI Inc. or any of its subsidiaries, nor, to the best of OI Group's knowledge, OI Inc.'s, or its subsidiaries' directors or executive officers or any associates or majority-owned subsidiaries of such persons, have effected any transactions involving the Exchangeable Notes during the 60 days prior to the date of this Schedule TO.

Item 9.    Persons/Assets Retained, Employed, Compensated or Used.

(a)   Solicitations or Recommendations.

        The information set forth in the sections of the Offer to Purchase entitled "Dealer Manager; Tender Agent and Information Agent" and "Terms of the Offer—Certain Significant Consequences" are incorporated herein by reference.

Item 10.    Financial Statements.

(a)   Financial Information.

        OI Group believes that the financial information required by Item 1010(a) of Regulation M-A is not material because: (i) the consideration offered for the Exchangeable Notes consists solely of cash, (ii) the Offer is not subject to any financing condition and (iii) the Offer is for any and all outstanding Exchangeable Notes.

(b)   Pro Forma Information.

        Not applicable.

Item 11.    Additional Information.

(a)   Agreements, Regulatory Requirements and Legal Proceedings.

        None.

(c)   Other Material Information.

        None.

Item 12.    Exhibits.

(a)(1)	Offer to Purchase, dated November 3, 2014.*
(a)(5)	Press Release, dated November 3, 2014 Announcing OI Group's Launch of the Tender Offer.*
(b)(1)
Credit Agreement, dated as of May 19, 2011, by and among OI Group, OBGC, the other Borrowers party thereto, Owens-Illinois General, Inc., as Borrower's agent and Deutsche Bank AG, New York Branch, as Administrative Agent, (filed as Exhibit 4.1 to OI Group's Form 8-K dated May 19, 2011, File No. 33-13061, and incorporated herein by reference).

(b)(2)	First Amendment to Credit Agreement and Consent, dated as of June 18, 2013, by and among OI Group, OBGC, the other Borrowers party thereto, Owens-Illinois General, Inc., as Borrower's agent and Deutsche Bank AG, New York Branch, as Administrative Agent, (filed as Exhibit 4.1 to OI Group's Form 10-Q for the quarter ended June 30, 2013, File No. 33-13061, and incorporated herein by reference).
(d)(1)
Indenture dated as of May 20, 1998 between OI Inc. and The Bank of New York, as Trustee (filed as Exhibit 4.1 to OI Inc.'s Current Report on Form 8-K dated May 20, 1998, File No. 1-9576, and incorporated herein by reference).
(d)(2)
Officers' Certificate dated as of May 20, 1998 with respect to the 7.80% Senior Debentures due 2018 (filed as Exhibit 4.5 to OI Inc.'s Current Report on Form 8-K dated May 20, 1998, File No. 1-9576, and incorporated herein by reference).
(d)(3)
First Supplemental Indenture dated as of June 26, 2001 among OI Inc., OI Group, Owens-Brockway Packaging, Inc. and The Bank of New York, as Trustee (filed as Exhibit 4.1 to OI Inc.'s Form 10-Q for the quarter ended September 30, 2001, File No. 1-9576, and incorporated herein by reference).
(d)(4)
Indenture, dated as of May 12, 2009, by and among OBGC, the Guarantors party thereto, including OI Group, and U.S. Bank National Association, as Trustee, Paying Agent and Registrar (filed as Exhibit 4.1 to OI Group's Current Report on Form 8-K dated May 12, 2009, File No. 33-13061, and incorporated herein by reference).
(d)(5)
Indenture, dated as of May 7, 2010, by and among OBGC, OI Inc., the Guarantors party thereto, including OI Group, and U.S. Bank National Association, as Trustee, Paying Agent, Registrar and Exchange Agent (filed as Exhibit 4.1 to OI Inc.'s Form 10-Q for the quarter ended June 30, 2010, File No. 1-9576, and incorporated herein by reference).
(d)(6)
Registration Rights Agreement, dated as of May 7, 2010, by and among OBGC, OI Inc. and the initial purchasers named therein (filed as Exhibit 10.1 to OI Group's Current Report on Form 8-K dated May 7, 2010, File No. 33-13061, and incorporated herein by reference).
(d)(7)
Indenture dated September 15, 2010 among OI European Group B.V., OI Group, the other Guarantors named therein, Deutsche Trustee Company Limited, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent and Transfer Agent, and Deutsche Bank Luxembourg S.A., as the Registrar, Luxembourg Paying Agent and Transfer Agent (filed as Exhibit 4.1 to OI Group's Current Report on Form 8-K dated September 10, 2010, File No. 33-13061, and incorporated herein by reference).
(d)(8)
Indenture dated March 22, 2013 among OI European Group B.V., OI Group, the other Guarantors named therein, Deutsche Trustee Company Limited, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent and Transfer Agent, and Deutsche Bank Luxembourg S.A., as Registrar and Luxembourg Transfer Agent (filed as Exhibit 4.1 to OI Group's Current Report on Form 8-K dated March 22, 2013, File No. 33-13061, and incorporated herein by reference).
(g)	Not applicable.
(h)	Not applicable.

*
Filed herewith.

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OWENS-ILLINOIS GROUP, INC.
By:	/s/ STEPHEN P. BRAMLAGE, JR.
	Name:	Stephen P. Bramlage, Jr.
	Title:	President and Chief Financial Officer

Dated: November 3, 2014

 EXHIBIT INDEX

(a)(1)	Offer to Purchase, dated November 3, 2014.*

(a)(5)	Press Release, dated November 3, 2014 Announcing OI Group's Launch of the Tender Offer.*

(b)(1)	Credit Agreement, dated as of May 19, 2011, by and among OI Group, OBGC, the other Borrowers party thereto, Owens-Illinois General, Inc., as Borrower's agent and Deutsche Bank AG, New York Branch, as Administrative Agent, (filed as Exhibit 4.1 to OI Group's Form 8-K dated May 19, 2011, File No. 33-13061, and incorporated herein by reference).

(b)(2)	First Amendment to Credit Agreement and Consent, dated as of June 18, 2013, by and among OI Group, OBGC, the other Borrowers party thereto, Owens-Illinois General, Inc., as Borrower's agent and Deutsche Bank AG, New York Branch, as Administrative Agent, (filed as Exhibit 4.1 to OI Group's Form 10-Q for the quarter ended June 30, 2013, File No. 33-13061, and incorporated herein by reference).

(d)(1)	Indenture dated as of May 20, 1998 between OI Inc. and The Bank of New York, as Trustee (filed as Exhibit 4.1 to OI Inc.'s Current Report on Form 8-K dated May 20, 1998, File No. 1-9576, and incorporated herein by reference).

(d)(2)	Officers' Certificate dated as of May 20, 1998 with respect to the 7.80% Senior Debentures due 2018 (filed as Exhibit 4.5 to OI Inc.'s Current Report on Form 8-K dated May 20, 1998, File No. 1-9576, and incorporated herein by reference).

(d)(3)	First Supplemental Indenture dated as of June 26, 2001 among OI Inc., OI Group, Owens-Brockway Packaging, Inc. and The Bank of New York, as Trustee (filed as Exhibit 4.1 to OI Inc.'s Form 10-Q for the quarter ended September 30, 2001, File No. 1-9576, and incorporated herein by reference).

(d)(4)	Indenture, dated as of May 12, 2009, by and among OBGC, the Guarantors party thereto, including OI Group, and U.S. Bank National Association, as Trustee, Paying Agent and Registrar (filed as Exhibit 4.1 to OI Group's Current Report on Form 8-K dated May 12, 2009, File No. 33-13061, and incorporated herein by reference).

(d)(5)	Indenture, dated as of May 7, 2010, by and among OBGC, OI Inc., the Guarantors party thereto, including OI Group, and U.S. Bank National Association, as Trustee, Paying Agent, Registrar and Exchange Agent (filed as Exhibit 4.1 to OI Inc.'s Form 10-Q for the quarter ended June 30, 2010, File No. 1-9576, and incorporated herein by reference).

(d)(6)	Registration Rights Agreement, dated as of May 7, 2010, by and among OBGC, OI Inc. and the initial purchasers named therein (filed as Exhibit 10.1 to OI Group's Current Report on Form 8-K dated May 7, 2010, File No. 33-13061, and incorporated herein by reference).

(d)(7)	Indenture dated September 15, 2010 among OI European Group B.V., OI Group, the other Guarantors named therein, Deutsche Trustee Company Limited, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent and Transfer Agent, and Deutsche Bank Luxembourg S.A., as the Registrar, Luxembourg Paying Agent and Transfer Agent (filed as Exhibit 4.1 to OI Group's Current Report on Form 8-K dated September 10, 2010, File No. 33-13061, and incorporated herein by reference).

(d)(8)	Indenture dated March 22, 2013 among OI European Group B.V., OI Group, the other Guarantors named therein, Deutsche Trustee Company Limited, as Trustee, Deutsche Bank AG, London Branch, as Principal Paying Agent and Transfer Agent, and Deutsche Bank Luxembourg S.A., as Registrar and Luxembourg Transfer Agent (filed as Exhibit 4.1 to OI Group's Current Report on Form 8-K dated March 22, 2013, File No. 33-13061, and incorporated herein by reference).

(g)	Not applicable.

(h)	Not applicable.

*
Filed herewith.

QuickLinks

  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of the Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purpose of the Tender Offer and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE
EXHIBIT INDEX